Credit Suisse Institutional Fund Inc. - Small Cap Growth Portfolio


Obtaining control of Credit Suisse Institutional Fund Inc. - Small Cap Growth Portfolio:

As of October 31, 2003, Dingle & Co. C/O Comerica Bank ("Shareholder") owned 75,098.787 shares of the Fund, which represented less than 25% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 75,098.787 shares of the Fund, which represented approximately 42.64% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund as of April 30, 2004. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

As of October 31, 2003, Pershing LLC ("Shareholder") owned 71,387.445 shares of the Fund, which represented less than 25% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 62,628.717 shares of the Fund, which represented approximately 35.56% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund as of April 30, 2004. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Ceasing control of Credit Suisse Institutional Fund Inc. - Small Cap Growth Portfolio:

As of October 31, 2003, Northern Trust Company ("Shareholder") owned 975,351.590 shares of the Fund, which represented approximately 35.59% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 1,106,930.537 shares on March 16, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.